FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⎯⎯ X ⎯⎯ Form 40-F ⎯⎯⎯⎯

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⎯⎯⎯⎯⎯⎯

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⎯⎯⎯⎯⎯⎯

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⎯⎯⎯⎯ No ⎯⎯ X ⎯⎯

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-⎯⎯⎯⎯⎯⎯



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
                      Chief Financial Officer
                      Teva Pharmaceutical Industries Ltd.
                      (011) 972-2-589-2840
                Bill Fletcher
                      President and CEO
                      Teva North America
                      (215) 591-8800
                Dorit Meltzer
                      Director, Investor Relations
                      Teva Pharmaceutical Industries Ltd.
                      (011) 972-3-926-7554

FOR IMMEDIATE RELEASE

Teva Announces Promotions
and Additions to its Management Team

Jerusalem, Israel, November 30, 2004 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today a number of management promotions, as well as the addition of new executive talent to its management team. These appointments are part of the continuing process of development of management capacity designed to keep pace with rapid growth.

Mr. William Fletcher, currently President and CEO – Teva North America, will assume a new role as Chairman – Teva North America. Mr. George Barrett, currently President and CEO of Teva Pharmaceuticals USA, will be promoted to the position of President and CEO – Teva North America and Teva Group Vice President, and Mr. William Marth, currently Executive Vice President of Teva USA, will be promoted to the position of President and CEO of Teva Pharmaceuticals USA, Inc.

Mr. Israel Makov, President and CEO of Teva Pharmaceutical Industries Ltd., said: "Acknowledging Bill Fletcher's outstanding service to the Company for more than 20 years, I am very pleased that Bill, in his new role, will continue to devote his time and immense experience to support Teva's strategies and initiatives both in North America and on a global basis. In this way, we are also respecting Bill's request to allow him more time for personal pursuits."

Mr. Makov continued: "George Barrett, who has led Teva USA through a period of unprecedented growth, will now apply his talents and experience to the entire range of activities of Teva North America as well as contributing to our global leadership team. I am also confident that Bill Marth, who successfully executed Teva USA's commercial strategy, will do an excellent job as the leader of the largest generic drug company in the United States."

Mr. Amir Elstein has been appointed to the position of Teva Group Vice President for Biogenerics and a member of the core management team. Mr. Elstein has been employed by Intel Corporation since 1982 and most recently served as General Manager of Intel Electronics Ltd, Jerusalem. He served as a member of the Board of Directors of Teva from 1995 to 2004. Prior to his appointment as an officer of Teva, he stepped down as a member of its Board. "Amir brings with him a wealth of management and operational experience and will focus on the emerging field of biogenerics," said Israel Makov.

Mr. Marvin Samson will assume the role of Teva's Group Vice President for Injectables. Mr. Makov said: "With the increased importance of injectables in Teva's global portfolio, Marvin will fully focus his talents and attention in this field, contributing his tremendous expertise in this area to the injectable businesses throughout Teva."

Mr. Aharon (Arik) Yaari, Vice President for the Active Pharmaceutical Ingredients (API) division, will join Teva's core management team. Mr. Makov remarked: "I would like to acknowledge Arik's contribution and am confident of the strength he will add to the strategic leadership of Teva."

These appointments will become effective as of January 1, 2005.

Additionally, two new Vice Presidents, Dr. Shmuel (Muli) Ben-Zvi and Mr. Doron Blachar, have been appointed to Teva's finance division, reporting to Dan Suesskind, Teva's Chief Financial Officer. "These appointments reflect the importance we place on continued excellence in financial management of a high-growth global company," said Israel Makov.

Furthermore, three new country managers in new markets for Teva, in Europe, were appointed: Mr. Manuel Plaza in Spain, Mr. Bruno Barcelos in Portugal and Mr. Peter Burestedt in Sweden. "I wish to welcome these new executives to the Teva team" said Israel Makov, "and I am encouraged by the European reach these appointments signify."

Mr. Makov concluded: "Continuity of management, and the ability to develop, promote and attract executive talent is a key strength of our Company. These changes reflect the importance we attribute to the capacity and expertise of the Teva leadership team and our unwavering commitment to achieving excellence in management."

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
            Name: Dan Suesskind
            Title: Chief Financial Officer

Date: November 30, 2004